FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
30 January 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: 30 January 2007

Preliminary Full Year Profit Result and Q4 Production Report

Gold Limited

People.Results.Growth.



Jan 30, 2007

Forward-looking statements

People.Results.Growth.

This presentation may contain certain forward-looking statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management.

Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement.

Lihir can give no assurances that the estimates, profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release.

Highlights

People.Results.Growth.

Record material movements
+
Record mill throughput
+
Record autoclave throughput

=

Record gold production of 651 kozs

- Net profit up 445% to $53.4 million
- Construction projects close to commissioning
- +1 million ounce feasibility study announced
- Reserves increased 23% to 23.6 million ounces
- Ballarat merger proceeding to plan
- On track to achieve 800 – 830 kozs production in 2007

Mine performance

People.Results.Growth.



Material Movements Vs Budget (Mt)
41
36
36
36
46
32
43
40
42
35
41
47
54
42
54
56
1999
2000
2001
2002
2003
2004
2005
2006
Budget
Actual

Availabilities exceed benchmark

People.Results.Growth.


785 Availability
Benchmark 85%
72.4
71.7
71.1
76.1
70
73.2
72.6
78.2
83.8
85
85.2
87.6
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

High grade ore body

People.Results.Growth.



Mill feed grade, (g/t)
8.54
6.31
4.02
4.16
5.92
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
FY 5.14 g/t

Mining costs

People.Results.Growth.

Mining costs per tonne ($US/t)



2.5
2
1.5
1
1.95
1.87
2.43
2.05
1.87
1.91
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06

Record mill performance

People.Results.Growth.


Mill Throughput
(Annual, Mt)
2.4
2.9
3.4
3.6
3.8
3.9
4.2
3.5
4.3
1998
1999
2000
2001
2002
2003
2004
2005
2006

Record mill performance

People.Results.Growth.


Mill Throughput
(Monthly, Kt)
337
313
332
252
359
359
325
392
382
421
421
451
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

Record autoclave throughput

People.Results.Growth.

A/C Throughput (t/op hr)



126
146
148
160
169
170
175
175
185
1998
1999
2000
2001
2002
2003
2004
2005
2006

Record autoclave throughput

Gold Limited

People.Results.Growth.



Recovery (%)
88.7
91
91.6
89.9
89.3
91.8
90.2
90.5
88.4
89.7
91.2
90.3
170
163
169
172
178
179
183
188
184
198
209
215
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

Throughput (tonnes/op hr per autoclave)

Record annual production

People.Results.Growth.

(Gold production, oz, 000)



648
607
550
599
596
651
800-830
FY 01
FY 02
FY 03
FY 04
FY05
FY 06
FY 07

Annual profit

People.Results.Growth.

($US Millions, before adjustments)



34.8
43.8
9.8
53.4
03
04
05
06

Rising gold price lifts revenue

People.Results.Growth.

($US Millions)



200
150
100
50
0
500
400
300
200
100
0
104
106
107
104
131
69
156
149
161
346
347
381
390
406
359
446
519
502
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Revenue
Average cash gold price/oz

Unit costs in line with guidance

Gold Limited

People.Results.Growth.

($US)

Gross Cash Costs per ounce


497
293
405
389
Jun 05
Dec 05
Jun 06
Dec 06

Total Cash Costs per ounce


363
231
312
283
Jun 05
Dec 05
Jun 06
Dec 06

Geothermal power

People.Results.Growth.


AUXILIARY STEAM

Operating cashflow

People.Results.Growth.

($US Millions)



16.7
26.2
9.5
58.7
03
04
05
06

Flotation Project

Gold Limited

People.Results.Growth.



+1 moz expansion project

People.Results.Growth.

- Feasibility study approved
- Preferred option is addition of one autoclave of double the capacity of each of current autoclaves
- Will lift total plant throughput to approximately 11-12 million tonnes per annum from ~ 6mtpa
- Capital order of $500-550 million
- Construction potentially to commence in 2008

Reserve growth

People.Results.Growth.

(Total LOM Reserve, Million ozs)


23.6
Stockpiled
3.8
2.9
3.3
0.4
1.9
2.4
1.6
1
To be mined
14.6
14.1
11.2
10.2
11.2
13.3
14.3
17.5
17.7
19.8
1996
1997
1998
1999
2000
2001
2002
2003
2004
2007
365
365
360
360
300
300
305
340
380
475
Gold price ($US)

Ballarat merger proceeding to plan

People.Results.Growth.

- BGF shareholders to meet Feb 12
- Completion March
- Provides geographic and revenue diversification
- Will contribute more than 20% of gold production in 2009-10


Gold production (kozs)
651
+800
+900
+1000
+1250
+100
+200
~250
BGF
651
+800
+800
+800
+1000
LHG
2006
2007
2008
2009
2010

Outlook

People.Results.Growth.

- Full year production of 800-830 kozs
- First half production of 330-350 kozs
- Total annual material movements > 60 million tonnes
- A/C feed gold grade approximately 6.6 g/tonne
- Annual total cash costs in mid US$200s

Conclusion

People.Results.Growth.

Made good progress in achieving strategic goals:

- Build market credibility by delivering results
- Complete construction projects on time and on budget
- Develop the next step of on-island growth
- Develop an M&A strategy


www.lihir.com.pg